Exhibit 12.1

Apple Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Nine Months Ended	Years ended
	June 27, 2015	September 27, 2014	September 28, 2013	September 29, 2012	September 24, 2011	September 25, 2010
Earnings
Earnings before provision for income taxes	$57,453	$53,483	$50,155	$55,763	$34,205	$18,540
Add: Fixed Charges	612	527	265	98	68	54

Total Earnings	$58,065	$54,010	$50,420	$55,861	$34,273	$18,594

Fixed Charges (1)
Interest expense	$495	$384	$136	$0	$0	$0
Interest component of rental expense	117	143	129	98	68	54

Total Fixed Charges	$612	$527	$265	$98	$68	$54

Ratio of Earnings to Fixed Charges (2)	95	102	190	570	504	344

(1)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.

(2)	The ratio of earnings to fixed charges is computed by dividing Total Earnings by Total Fixed Charges.